BRUCE J. RUSHALL EILEEN L. McGEEVER LUCI M. MONTGOMERY	RUSHALL & McGEEVER A PROFESSIONAL LAW CORPORATION 6100 INNOVATION WAY CARLSBAD, CALIFORNIA 92009	TELEPHONE: (760) 438-6855 FACSIMILE: (760) 438-3026 E-MAIL: rm@rushallmcgeever.com

April 26, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:	Mr. Michael Seaman, Attorney-Advisor

Re:	Ministry Partners Investment Company, LLC Form S-1 Filed December 23, 2009 File No. 333-163970

Ladies and Gentlemen:

Registrant (the “Company”) submits this letter in response to the Staff’s March 30, 2010 letter.  The Company has not yet filed an amendment to its Registration Statement in response to the Staff’s letter, but will file that amendment within the next day or two.  All revisions to the Registration Statement referred to in this letter will be made in that amendment.

As the Company has previously communicated, it seeks to resolve the Staff’s comments as quickly as possible so that the Registration Statement can be made effective as soon as possible, so as to not interrupt the Company’s ongoing offering of the Class A Notes.  The Company, in its response to Comment 5 below, seeks to resolve Comment 5 by the change in its compensation to its associated persons and further defining their authorized services in transactions in connection with securities.  The Company believes these changes prospectively resolve the concerns underlying Comment 5.  While the Company continues to assert that its associated persons have acted in compliance with the 1934 Act in the past, it acknowledges the Staff’s concerns as to these past activities and in this regard intends to add the stated disclosure regarding this issue to the prospectus.

Amendment No. 1 to Registration Statement on Form S-1

General

1.
Please tell us how the following statement on your website under “Invest with Confidence” can be reconciled with certain information in the prospectus: “Ministry Partners has never lost a single cent of principal or interest on any loan.” We note on page 41 that restructured loans comprised 8.2% your loan portfolio at September 30, 2009. We also note that restructured loans contain modifications to interest rates and/or principal payment terms that you would not normally offer to new borrowers.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 26, 2010

The Company removed the cited statement from its website on April 2, 2010.

2.	Please provide us with a copy of the Investors Information Package referenced on the “Find out More” page of your website.

The Investor Information Package referenced on the “Find Out More” page of our website consists of a copy of the current Prospectus, a copy of the Current Rate Sheet, which is the Note interest rates then in effect as determined from the Index and spreads set forth in the Prospectus and set forth on the website, and a Folder in which the Prospectus and Rate Sheet are transmitted. Attached to this letter is a copy of the Folder included in the Investors Information Package.

Exhibit 5.1

3.	You may not assume the legality of the offer, issuance, sale, purchase, execution and delivery of the Notes. Please revise the legality opinion to remove assumption (i) in the third paragraph.

Counsel’s legality opinion will be revised to delete assumption (i) in the third paragraph of the current legality opinion cited in the Staff’s comments. The revised opinion will be filed with the next pre-effective amendment.

4.	You can limit reliance on the opinion with regard to purpose, but not person. Please revise.

The revised legality opinion referenced in our response to Comment 3 will delete any restriction on the persons who may rely on the opinion.

5.	Comments of Division of Trading and Markets Based on the Company’s Response to Prior Comment 13 in the Staff’s Letter of January 19, 2010

Please refer to the Company’s letter to the Staff of April 9, 2010 previously submitted in response to this Comment No. 5.

After discussing this Comment in our April 20, 2010 telephone conference with the Staff, we augment our response to this Comment in our April 9, 2010 letter as follows:

The Company will remove the statement: “Some of our employees, but not our executive officers, may receive compensation based on the Notes they sell for us in certain states” from the prospectus.  The Company intended this statement to be prospective only and not to refer to any current compensation it pays to its employees.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 26, 2010

The Company acknowledges the Commission’s concerns regarding the bonus compensation structure for Messrs. Lester and Fernandez described in our April 9 letter.  The Company is sensitive to appearances, and wishes to maintain its reputation for honesty, integrity, and transparency.  In an effort to prospectively resolve this Staff Comment regarding the services rendered for the Company by Mr. Lester and Mr. Fernandez, the Company has changed the terms of their employment as follows.

Compensation

The Company and Messrs. Lester and Fernandez have agreed that each employee’s compensation commencing as of April 1, 2010 will consist of his fixed salary only.

Scope of Services

The Company has by written instructions now expressly limited the services of Messrs. Lester and Fernandez in connection with transactions in securities to the services described in 1934 Act Rule 3a4-1(a)(4)(i)(A), 3a4-1(a)(4)(iii)(A), and/or 3a4-1(a)(4)(iii)(B).

In this regard, the Company will revise the discussion in the prospectus under “Plan of Distribution” to include the following:

We are offering the Notes solely by the prospectus. Our website home page provides access to a prospectus and the purchase applications and also displays a toll-free telephone number, which a prospective investor may use to call and request a prospectus. We also mail or otherwise deliver copies of the prospectus to ministries, churches and church related organizations, and at conferences, conventions, retreats and other meetings held or sponsored by those groups. No offers to purchase will be accepted prior to the time that an investor has signed an Application Form acknowledging receipt of a prospectus. We have no underwriting or selling agreement for the sale of the Notes and we pay no direct or indirect commission or other remuneration based on the sales of the Notes to any individuals or organizations in connection with the offer and sale of the Notes.

The Company acknowledges that these instructions do not affect the consequences of any past services of these employees for the Company with respect to 1934 Act Section 15.

Disclosure of Possible Consequences of Past Activities

The Company is adding the following paragraph to the prospectus under “Plan of Distribution”.

We sell our Notes through the efforts of our designated employees, none of whom are registered as a broker dealer under the 1934 Act. We and our employees engaging in transactions in connection with the sale of the Notes rely on meeting the conditions of the safe harbor exclusion for the definition of a broker set forth in 1934 Act Rule 3a1-4. Should we be found not to have satisfied the requirements of this Rule, we would bear the burden of showing the actions of our employees in placing the Notes on our behalf did not result in their being brokers under the 1934 Act. Our inability to do so could result in us incurring costs and possibly monetary penalties or awards which could be material.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 26, 2010

Conclusion

The Company asserts that the fixed compensation paid to Mr. Lester and Mr. Fernandez meets the conditions of Rule 3a4-1(a)(2).  The Company also asserts that the services provided by Mr. Lester and Mr. Fernandez meet conditions of Rule 3a4-1(a)4.  Therefore, the Company asserts that Mr. Lester and Mr. Fernandez are not brokers under Section 3a4 by reason of their compliance with Rule 3a4-1.

The Company acknowledges that this change does not affect any consequences of the Company’s past bonus payments to these employees as they relate to the Staff’s comments or the application of 1934 Act Section 3(a)(4) and the broker registration requirements of 1934 Act Section 15 to these persons.  The Company believes the added disclosure adequately addresses possible consequences of these past activities.

Please contact the undersigned with any questions or requests for additional information.

Very truly yours,

/s/ Bruce J. Rushall

BRUCE J. RUSHALL

BJR/cak
Enclosures
cc:	Billy M. Dodson, President
Ministry Partners Investment Company, LLC